Exhibit 99.2

August 9, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Immediate Report regarding Acquisition of the Outstanding Shares of subsidiary Gazit America Inc. by the Company and the Acquisition of Office Buildings and Commercial Properties

by First Capital Realty

Further to the immediate reports from May 6, 2012 and June 21, 2012, the Company is pleased to report that on August 8, 2012, the acquisition of the outstanding shares of Gazit America Inc. (“GAA”) not held by the Company was completed along with the acquisition by First Capital Realty Inc. (“FCR”) of the medical office buildings and commercial properties from a private company controlled by GAA, following approval of the minority shareholders of GAA and court approval in Canada.

In consideration for the GAA shares and GAA securities convertible into shares, the Company paid the minority shareholders of GAA approximately $24.6 million Canadian dollars, under which the shares were acquired at a price per share of $3.31 Canadian dollars in cash and 0.2343 of a FCR common share (which were issued by FCR as part of the consideration it paid for the acquisition of the office buildings and commercial properties held by GAA, as described above) for each GAA share.

Upon the completion of the transaction, the Company now holds 100% of the share capital and voting rights of GAA. In addition, with the closing of the transaction, a wholly-owned subsidiary of the Company received 3,983,098 FCR common shares and the Company (through its wholly-owned subsidiary) now holds an aggregate of 94,134,776 FCR common shares representing 49.94% of FCR’s share capital and voting rights (43.5% on a fully-diluted basis).

We attach below the joint press release issued by the Company, FCR, and GAA, as originally published in Canada on August 8, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.

GAZIT-GLOBE, FIRST CAPITAL REALTY AND GAZIT

AMERICA ANNOUNCE COMPLETION OF ARRANGEMENT

Tel-Aviv, Israel and Toronto, Ontario (August 8, 2012) – Gazit-Globe Ltd. (“Gazit-Globe”) (TASE: GLOB; NYSE: GZT), First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) and Gazit America Inc. (“Gazit America”) (TSX: GAA) announced today the completion of the arrangement (the “Arrangement”) involving the parties. Pursuant to the Arrangement, Gazit-Globe has indirectly acquired the 6,311,114 outstanding common shares of Gazit America (the “Shares”) not already beneficially owned by it, resulting in Gazit-Globe holding 100% of the 23,345,088 outstanding Shares, and First Capital Realty has indirectly acquired the medical office and retail properties of Gazit America and the related debt.

Under the Arrangement, shareholders of Gazit America will receive $3.31 in cash and 0.2343 of a First Capital Realty common share for each Share held by them. The cash consideration payable to holders of Gazit America warrants having an expiry date of November 30, 2015 (“2010 Warrants”), each of which was exercisable for 1.065625 Shares, is $2.02 for each Share subject to a 2010 Warrant held. Holders of Gazit America warrants having an expiry date of November 30, 2016 (“2011 Warrants”), each of which was exercisable for one Share, will receive $0.25 per Share subject to a 2011 Warrant held.

Registered shareholders of Gazit America who have not already done so should submit completed letters of transmittal and share certificates to the depositary under the Arrangement, Computershare Investor Services Inc. Payment to registered shareholders will be made following the receipt of such documents. Shareholders or warrantholders of Gazit America who hold Shares, 2010 Warrants and/or 2011 Warrants through a broker, investment dealer, bank, trust company or other intermediary should complete the documentation provided by such broker or intermediary in accordance with the instructions received.

ABOUT GAZIT-GLOBE (TASE: GLOB; NYSE: GZT)

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, Gazit-Globe is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. Gazit-Globe is also listed on the New York Stock Exchange (NYSE: GZT). The group operates properties with a total value of approximately $19 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 73 million square feet.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The company currently owns interests in 172 properties, including eight under greenfield development, totalling approximately 24.3 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “estimates”, “will” and similar expressions. The forward-looking statements are not historical facts but reflect the current expectations of Gazit-Globe, First Capital Realty and Gazit America, as applicable, regarding future results or events and are based on information currently available to management of such entities.

Management of each of Gazit-Globe, First Capital Realty and Gazit America believe that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, management of such entities can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to, risks associated with general economic conditions. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Each of Gazit-Globe, First Capital Realty and Gazit America undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information regarding Gazit-Globe:

Roni Soffer, President

Gadi Cunia, Senior Executive VP and CFO

Gazit Globe, Ltd.

1 HaShalom Rd.

Tel Aviv, Israel 67892

Tel: 972 3 694 8000

www.gazit-globe.com

For further information regarding First Capital Realty:

Dori J. Segal, President & CEO, or

Karen H. Weaver, EVP & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca